UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value
(Title of Class of Securities)

512815-10-1
(CUSIP Number of Class of Securities (Class A Common Stock))*

Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Stacie Aarestad, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue At Prudential Center
Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$10,580,285	$590.38

(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 3,052,617 options to purchase the Issuer’s Class A common stock that are eligible for exchange as of June 3, 2009 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of May 1, 2009 using the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	Represents the CUSIP number for the Class A common stock underlying the options. The options have not been assigned a CUSIP number.

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(D)(1)
EX-99.(D)(2)

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Offer”) by Lamar Advertising Company, a Delaware corporation (“Lamar” or the “Company”), to Eligible Participants (as defined below) to exchange some or all of their outstanding Eligible Options (as defined below) for New Options (as defined below) to be issued under the Company’s 1996 Equity Incentive Plan, as amended (the “1996 Plan”).
     An “Eligible Participant” refers to an employee or director of Lamar or one of its subsidiaries (including an employee on an approved leave of absence) as of the commencement of the Offer who remains employed or continues to serve as a director through the date of exchange. The Company’s executive officers and the members of its Board of Directors are Eligible Participants and may participate in the Offer. Employees who live and work in Puerto Rico or outside of the United States as of the date the New Options are granted will not be eligible to participate in the Offer.
     An “Eligible Option” refers to an option to purchase shares of the Company’s Class A common stock at an exercise price equal to or greater than $25.00 per share under the 1996 Plan, whether vested or unvested.
     Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Participant’s properly tendered Eligible Options, each Eligible Participant who elects to exchange outstanding and unexercised Eligible Options will receive new options covering a number of shares determined in accordance with the following exchange ratios, with the result rounded to the nearest whole number:

Per Share Exercise Price of
Eligible Option(1)	Exchange Ratio
$25.00 — $29.99	1.35-for-1
$30.00 — $34.99	1.75-for-1
$35.00 — $39.99	2.5-for-1
$40.00 — $44.99	4.15-for-1
$45.00 — $59.99	5-for-1
$60.00 — $65.00	6-for-1

(1)	The exercise price of each Eligible Option is the exercise price originally set forth in such Eligible Option’s stock option agreement. For example, an Eligible Participant who surrenders an Eligible Option to purchase 1,000 shares with an original exercise price of $42.00 per share will receive a new option to purchase 241 shares (i.e., 1,000 divided by 4.15, with the result rounded to the nearest whole number, which equals 241).
     The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options dated June 3, 2009, filed herewith as Exhibit (a)(1)(A) (the “Offer to Exchange”), (ii) the related Cover Letter to Eligible Participants from Kevin P. Reilly, Jr. dated June 3, 2009, filed herewith as Exhibit (a)(1)(B) (the “Cover Letter”), (iii) the related Election Form, filed herewith as Exhibit (a)(1)(D) (the “Election Form”), and (iv) the related Withdrawal Form, filed herewith as Exhibit (a)(1)(E) (the “Withdrawal Form”). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents”.
     This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.
(a) Name and Address.
     Lamar is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808, and the telephone number is (225) 926-1000.
(b) Securities.
     This Schedule TO relates to an offer by the Company to Eligible Participants holding Eligible Options to exchange such options for new options to purchase shares of the Company’s Class A common stock to be granted under the 1996 Plan (the “New Options”). The actual number of shares of Class A common stock subject to the New Options to be issued in the Offer will depend on the number of shares of Class A common stock subject to the unexercised options tendered by Eligible Participants and accepted for exchange and cancelled. The information set forth in (i) the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9), (ii) the Cover Letter, (iii) the Election Form, and (iv) the Withdrawal Form is incorporated herein by reference.
     As of June 1, 2009, there were outstanding Eligible Options to purchase 3,052,617 shares of the Company’s Class A common stock.
(c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
(a) Name and Address.
     Lamar is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 4.	Terms of the Transaction.
(a) Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligible participants; eligible options” (Section 2), “Number of new options” (Section 3), “Expiration date” (Section 4), “Procedures for electing to exchange options” (Section 5), “Withdrawal rights and change of election” (Section 6), “Acceptance of options for exchange and grant of new options” (Section 7), “Conditions of the offer” (Section 8), “Source and amount of consideration; terms of new options” (Section 10), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13), “Legal matters; regulatory approvals” (Section 14), “Material income tax consequences” (Section 15) and “Extension of offer; termination; amendment” (Section 16) is incorporated herein by reference.
(b) Purchases.
     The Company’s directors and executive officers are eligible to participate in the Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) and on Schedule A of the Offer to Exchange is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of new options” (Section 10) and “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) and on Schedule A of the Offer to Exchange is incorporated herein by reference.
     The Company has entered into the following agreements in connection with its Class A common stock:
(1)	Lamar Advertising Company 1996 Equity Incentive Plan, as amended (incorporated by reference to the filing of such plan herewith as Exhibit (d)(1));

(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended (incorporated by reference to the filing of such agreement herewith as Exhibit (d)(2));

(3)	Form of Restricted Stock Agreement (incorporated by reference to the filing of such agreement as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006 (File No. 0-30242));

(4)	Form of Restricted Stock Agreement for Non-Employee Directors (incorporated by reference to the filing of such agreement as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242));

(5)	Lamar Advertising Company 2000 Employee Stock Purchase Plan (incorporated by reference to the filing of such plan as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 (File No. 0-30242));

(6)	Lamar Advertising Company Non-Management Director Compensation Plan (incorporated by reference to the filing of such plan in the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242)); and

(7)	Summary of Compensatory Arrangements dated March 4, 2009 (incorporated by reference to the filing of such summary in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009 (File No. 0-30242)).

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the offer” (Section 1) is incorporated herein by reference.
(b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and grant of new options” (Section 7) and “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13) is incorporated herein by reference.

(c) Plans.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 1) and “Information concerning Lamar” (Section 11) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of new options” (Section 10) is incorporated herein by reference.
(b) Conditions.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 8) is incorporated herein by reference.
(d) Borrowed Funds.
     Not applicable.

Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) and on Schedule A of the Offer to Exchange is incorporated herein by reference.
(b) Securities Transactions.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) and on Schedule A of the Offer to Exchange is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     Not applicable.

Item 10.	Financial Statements.
(a) Financial Information.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Lamar” (Section 11) and “Additional information” (Section 18) is incorporated herein by reference. The information set forth in Lamar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 under the caption “Financial Statements” and in Exhibit 12(a) filed therewith, filed with the SEC on February 27, 2009, and the information set forth in Lamar’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 under the caption “Financial Statements” and in Exhibit 12.1 filed therewith, filed with the SEC on May 7, 2009, is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.
     Not applicable.

Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Interests of executive officers and directors; transactions and arrangements concerning the options” (Section 12) and “Legal matters; regulatory approvals” (Section 14) and on Schedule A of the Offer to Exchange is incorporated herein by reference.
(b) Other Material Information.
     Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description	Reference

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated June 3, 2009	(1)

(a)(1)(B)	Cover Letter to Eligible Participants from Kevin P. Reilly, Jr. dated June 3, 2009	(1)

(a)(1)(C)	Form of Individual Listing of Eligible Options	(1)

(a)(1)(D)	Election Form	(1)

(a)(1)(E)	Withdrawal Form	(1)

(a)(1)(F)	Forms of Confirmation E-mails	(1)

(a)(1)(G)	Forms of Reminder E-mails	(1)

(a)(1)(H)	Eligible Participant PowerPoint Presentation	(1)

(a)(5)(A)	Lamar Advertising Company Annual Report on Form 10-K for the year ended December 31, 2008	(2)

(a)(5)(B)	Lamar Advertising Company Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009	(3)

(b)	Not applicable	—

(d)(1)	Lamar Advertising Company 1996 Equity Incentive Plan, as amended	(1)

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended	(1)

(d)(3)	Form of Restricted Stock Agreement	(4)

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors	(5)

(d)(5)	Lamar Advertising Company 2000 Employee Stock Purchase Plan	(6)

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan	(7)

(d)(7)	Summary of Compensatory Arrangements dated March 4, 2009	(8)

(g)	Not applicable	—

(h)	Not applicable	—

(1)	Filed herewith.

(2)	Incorporated by reference to the filing of such report with the SEC on February 27, 2009 (File No. 0-30242).

(3)	Incorporated by reference to the filing of such report with the SEC on May 7, 2009 (File No. 0-30242).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006 (File No. 0-30242).

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 (File No. 0-30242).

(7)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(8)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009 (File No. 0-30242).

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LAMAR ADVERTISING COMPANY
By:	/s/ Keith A. Istre
Name:	Keith A. Istre
Title:	Treasurer and Chief Financial Officer

Date: June 3, 2009

INDEX OF EXHIBITS

Exhibit Number	Description	Reference

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated June 3, 2009	(1)

(a)(1)(B)	Cover Letter to Eligible Participants from Kevin P. Reilly, Jr. dated June 3, 2009	(1)

(a)(1)(C)	Form of Individual Listing of Eligible Options	(1)

(a)(1)(D)	Election Form	(1)

(a)(1)(E)	Withdrawal Form	(1)

(a)(1)(F)	Forms of Confirmation E-mails	(1)

(a)(1)(G)	Forms of Reminder E-mails	(1)

(a)(1)(H)	Eligible Participant PowerPoint Presentation	(1)

(a)(5)(A)	Lamar Advertising Company Annual Report on Form 10-K for the year ended December 31, 2008	(2)

(a)(5)(B)	Lamar Advertising Company Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009	(3)

(b)	Not applicable	—

(d)(1)	Lamar Advertising Company 1996 Equity Incentive Plan, as amended	(1)

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended	(1)

(d)(3)	Form of Restricted Stock Agreement	(4)

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors	(5)

(d)(5)	Lamar Advertising Company 2000 Employee Stock Purchase Plan	(6)

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan	(7)

(d)(7)	Summary of Compensatory Arrangements dated March 4, 2009	(8)

(g)	Not applicable	—

(h)	Not applicable	—

(1)	Filed herewith.

(2)	Incorporated by reference to the filing of such report with the SEC on February 27, 2009 (File No. 0-30242).

(3)	Incorporated by reference to the filing of such report with the SEC on May 7, 2009 (File No. 0-30242).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006 (File No. 0-30242).

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 (File No. 0-30242).

(7)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(8)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009 (File No. 0-30242).